Exhibit 99.20

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EXHIBIT “H” (REDLINED ARTICES OF CONTINUANCE) CLICK HERE.

EXHIBIT “H”

to the order of

Mr. Justice D.R.G. Thomas

dated May 19, 2010

SCHEDULE 1 TO THE RESTATED ARTICLES OF INCORPORATION

1.	CLASS 1 SHARES

(a)	~~1. (a)~~ The Corporation is authorized to issue an unlimited number of Class 1 shares.

(b)	~~(b)~~ There are attached to the Class 1 shares of the Corporation the following rights, privileges, restrictions and conditions:

(i)	~~(i)~~ Voting

The holders of the Class 1 shares shall not, subject to the provisions of the Business Corporations Act and of the Unanimous Shareholder Agreement, be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation or to vote at such meetings.

(ii)	~~(ii)~~ Dividends

Any dividend may be declared on Class 1 shares to the exclusion of any other Class of shares, provided that a separate dividend of an equal amount per share is contemporaneously declared on each of the other classes of shares. The directors of the Corporation shall be at liberty, at their discretion, to determine whether any dividend declared on the Class 1 shares shall be declared out of the capital dividend account or any other account of the Corporation, whether or not the dividend declared on any other class of shares is declared out of such account. The directors shall also be at liberty, at their discretion, to make any income tax elections respecting any dividend declared on Class 1 shares, regardless of whether such elections result in different income tax treatment, for the Corporation or the shareholders, of dividends declared on the Class 1 shares and of dividends declared on any other class of shares.

(iii)	~~(iii)~~ Winding-Up